FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Recognized as a Top Performer by the Toronto Stock Exchange with Inclusion in the TSX30

Toronto, Ontario (September 10, 2024) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) is pleased to announce that it has been recognized as a TSX30™ 2024 winner by the Toronto Stock Exchange ("TSX"). The annual ranking recognizes the 30 top performing stocks based on their dividend-adjusted share price performance over a three-year period. Alamos’ share price increased 134% over the trailing three-year period.
“We are proud to receive this prestigious recognition which is a testament to our focus on operating a sustainable business model that can support growing returns to all of our stakeholders over the long-term,” said John A. McCluskey, President and Chief Executive Officer. “We have grown significantly over the past several years, establishing a number of new operational and financial records. Given our strong outlook supported by growing gold production and declining costs, we expect this track record of success to continue well into the future.”
"This year’s TSX30 reflects the leadership and innovation of Canadian companies as they drive the transition to a cleaner energy future,” said Loui Anastasopoulos, CEO, Toronto Stock Exchange. “These top performers are shaping the future of Canada's economy and ensuring our strengths in energy and mining align with the emerging technology sector to keep Canada competitive on the global stage."
For more information on the 2024 TSX30™ rankings, visit www.tsx.com/tsx30.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Young-Davidson mine and Island Gold District in northern Ontario, Canada, and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

TRADING SYMBOL: TSX:AGI NYSE:AGI

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Corporate Development & Investor Relations
(416) 368-9932 x 5439

Khalid Elhaj
Vice President, Business Development & Investor Relations
(416) 368-9932 x 5427
ir@alamosgold.com

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward Looking Statements
Certain of the statements and information contained in this Press Release, other than historical statements and information, is "forward-looking information" within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “expect”, “outlook”, "will", "may", or variations of such words that certain actions, events or results "could” "might" or "will" occur or be achieved. Forward-looking statements in this press release include information regarding operations, costs, gold production, returns to stakeholders and expectations pertaining to future performance. Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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